# SASH GROUP, INC.
*2021 Report*

# *Dear investors,*

Thanks for being on the journey with us. We're so unbelievably grateful and appreciative for your support as investors, customers, and ambassadors. We're super excited for the road ahead. Please continue to watch out for updates on Wefunder page--we have a ton of amazing things in the works, in large part from the success of our Community Round.

### We need your help!

Spreading the word about Sash!

*Sincerely,*

Brian Smith
Director

Vidya Dinamani
Director

Elizabeth Stone
Secretary

Nichole MacDonald
Founder and CEO

## Our Mission

We would like to be a global brand with world-wide distribution. We are modeling our potential and our roadmap after the Ugg brand, which disrupted the entire footwear industry and currently makes over $2B per year. We see a similar path, having already proven that women who try a Sash bag prefer it to carrying a traditional purse. In five years, we hope millions of women will experience the enhanced lifestyle available by not lugging around a giant purse. These projections cannot be guaranteed.

See our full profile

## How did we do this year?

## Report Card

**A-**

### The Good

We sold out of everything we brought in - great year of sales!

We gained over 4,000 new customers.

We completed all of back-orders and got caught up.

### The Bad

Continued delays with the factory as we try to get ahead on inventory.

Increased freight and shipping rates were painful.

Our team remains small and we need to hire more people soon.

## 2021 At a Glance

January 1 to December 31



**$1,492,138** **[28%]**
Revenue



**-$605,427**
Net Loss



IOU!

**$508,143** **[44%]**
Short Term Debt



**$983,706**
Raised in 2021



**$30,106**
Cash on Hand
As of 03/25/21

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$2,069,377
$-123,411
$1,492,138
$-605,427
2020
2021

**Net Margin:** -41% **Gross Margin:** 19% **Return on Assets:** -76% **Earnings per Share:** -$605,427.45 **Revenue per Employee:** $497,379 **Cash to Assets:** 4% **Revenue to Receivables:** ~ **Debt Ratio:** 151%

Sash_2021_Financials.pdf

Sash_Group_Inc_Annual_Financial_Statements-_Executed.pdf

## We ❤ Our 539 Investors

### Thank You For Believing In Us

| | | | | | | |
|---|---|---|---|---|---|---|
| Nichole MacDonald | Brian Smith | Shirley Warren Kinyon | Kelly McDonald | Henry Anthony | Rahul Patel | Michael Moore |
| Victor Pérez-Cotapos | Okwudili C Amaechi | Meredith Webb | David Macario | Virginia Rodriguez | Pamela Rieger | Janice Go |
| Geri Laws | Stacey Albin Schmier | Beth Giesbrecht | Jocelyn MacDonald | Casanna Robertson | Louis Louis | Junesa Johnson |
| Marc Gutman | Erik Ohlin | Charlie Foxwell | Tara Boyer | Andreas Muno | Ruby Jean Suarez | Megan Reale |
| Pascale Lauriault | Kerry Rivard Allor | Terri LoGiudice | Jackie Wright | Felicida Portillo | Kimberly Donner | Susan Isaacs |
| Nora Mackay | Serena Swanson | Hazel Galang DelaCruz | Ashley Standridge | Erika H. Temple Bannen | Sabrina Marthaler | Tokiko Shima |
| Diane McVey | Sherry Smith Miller | Etienne De Bruin | Ann Marie Cordner | Kathy Spotts | Annie Reincke | Elizabeth Stone |
| Bettina Anzaldua Elliott | Nina Skinner | Shawna T. Byrd | Terri Anderson | Josie Day | Mary Prada | Janet Albertina Lemaire |
| Erica Carroll | Betsy Palmer | Nita Banyaga | Mady Miller | Farooq Shah | Christina Seitz Kuter | V L |
| Theresa Kretchman | Kathryn L Myrice | Linda Moran Burklin | Stephanie Johnson | April Starr | Suzanne Cook | Lynn O. Peterson |
| Leslie Cathleen | Lana McBroom | Rachel Wein | Sandy Johnson Krause | Angela Kelly | Mary Murphy | Marvel Dunaway |

| | | | | | | |
|---|---|---|---|---|---|---|
| Ove Odegard | Barbara Sliman | Ginny Fisher | Lisa Marose Stahulak | France Luce-Foster | Jessica Caskey | Janet Albertina Lemaire |
| Teresa Mccabe | Bettina Anzaldua Elliott | Helene Bard | Randy Zamerinsky-Lussier | Kelly Sunderman Craig | Vicki L Morales | Mary Baranek |
| Susan Shields | Maria Deforge | Susan Turner Thering | Laurie Newman | Kimberly Tyler Tremmel | Andrea Boggs | Casanna Robertson |
| Martha Garrett | Karen Rhodes-Rodriguez | Chrissy Kirk | Paula Brookover-Louis | Carli Starr | Mahala Russell | Erin Easter |
| Ash Harrington | Naomi Troyer Morrison | Althea René Miller | Tessa Wynn | Kiyomi I. Kowalski | Cindy Breeling | Marsha Mattingly |
| Bayuff Brur | Rhonda Lee | Lynn McCuaig | Margie Imbery | Melisa Stout | Rose Defiant | Leslie Ann Lewis |
| Ann Bradell | Sarah Withey | Tiffany Heather Marie K | Janice I Towner | Jeremy Santillo | Jeanne Mynatt | Cheryl Roger |
| Alleine Anselmo | Janette Wong-Sing | Maria Hautala | Deborah Ann Timmons W... | Renae St. Sauver Roufs | Diane McVey | Rizalina Pineda |
| Earl Thomas | Jessica Kerwin | Darly M LUELLEN | Melody A Kramer | Krisanne Mrozinski | Cathy Johnson | Jane Lombardo |
| Boris Hristov | Rainer Filthaut | Rainer Filthaut | Sir Georgiev | Tracy Rolles | Sara Grondahl | Beverly Woods |
| Jane R Beattie | Jennie Loeffler | Elaine Voelker | DOTTY HUDSON | Melissa Ray | Mary Pendergrass | Gina West |
| Athanasios N. BROERS | Trelaine Umble | Margaret Small | Alexandra Scopteuolo | Claudette Jones | Amber Budden | Nancy R Aden |
| Lisa McAvoy | Sneha Jayaprakash | Sarah Cadwallader | J Mc | Carl Cox | Salena Whitfield Richards | Margaret D Hopper |
| Julianne Allison | Susan Koester | David N Orloff | Michele Fifield | Virginia Ruehrwein | Carolyn Burns | Donna Benson |
| Lisane Basquiat | Josh Carmichael | Cathy Lennon | Crissy Healy | Elizabeth O Fulton | Mary Hohulin | Diane Slind |
| Alisha Brophy | Teri Critten | Claire Raftery Spiro | Dolores Block | Dulce Lopez | Jacquelyn Miller | Lisa Deveau |
| Sheila Henchy | Dianna Burns | Amy Connell | Martha Ann Wells-Copela... | Susan Risty | Kim Vaughan | Stella Tripp |
| Rachel Theriot | Dr Janet Haynes | Ava L. Archie | Patricia D Pin | Randy Brookes | Amanda Stone | Jamie Arnold |
| Stacy K Johnston | Mei Ling Wong | Razel Carsley | Trishia Ballard | Amy Hahn | Jo Ann Wiley | Diana Blumberg |
| Cynthia Haynes | Marya C Barefoot | Misty Zinser | Janet White | Hannah Michalsky | Alex Terranova | Carol Lee Hawkins |
| Kara Mayfield | Elizabeth Lamboy | Lisa Turner-Maynor | Edward Estrin | Lucinda Akers | Laurel Paley | Terri Ohlemeier |
| Alexandra Mason | Karyn Black | Robin Beloit | April Blake | Rebecca McKenney | Denice R Hebert | Vidya Dinamani |
| Brittany Cotton | E Vaun Hays | Lissa Ong | Marissa L Zmorzynski | Miriam Hollins | Wendy Brynildsen | Mary Anne HOWARD |
| Erin Marshall | Lynn Russell | Estelle Nappier | Connie Heltzman | Nicole Kabik | Elizabeth Williams | Lisa Marie Platske |
| Jeanette Lindner | Maresa Friedman | Debra Grantham | Jihua Ren | Christina Oatway | Helene Kaplan | Kara Brown-Perrett |
| Eunice MacCharles | Carol R Andrews | Kathy Ingraham | Michael Sarrassat | Tyrone Evans | Hannah Rogers | Susan Shelton |
| Tiffany Fowler | Karen A Bellamy | Claudette BREWER | Infini Janelle Sanner | Tracey Caldwell | Esperanza Ross | Margaret C Rogers |
| Vicki Preer | Dorothy Tyon | Lisa Marcincavage | Tonji P Williams | Alisha Welicki | Kathleen Dailey | Margaret Reeves |
| Lani Maness | Leslie Murphy | Danielle M Low | Victoria Weinke | Cristie Nielsen | Kelley Stone | Catherine Antunez |
| Laura Prusoff | Crystal Tousana | Elisabeth Borchers | Roberta DeShong | Joyce Hume | Sharron LARRISON | Shanita Theil |
| Rebecca Huard | Adriana Ball | Cynthia Vermilyea | Michael Goodwin | Lani Nan Ludian | Brenda Pettit Silva | Linda Gallant |
| Teresa Speer Muhlfeld | Nadine King | Jacquelyn White | Eileen Essman | Kayla Anderson | Amber Dance | Jennifer Barnes |
| Lissa Ong | Kathleen Dailey | Tracy Lea Morgan Julian | Madalen Hoover | Jerri Jones | Kay Jones | Alyssa Sanguansack |
| Joanne Hare | Harriet Hausbach | Pamela Mullin | Mary Ross-Dolen | Christine Heynen | Dianna Burns | Denise French |
| Shannon G. | James Duce | Mary Anne HOWARD | Wanda Y Jones | Erin Dugard | Bobby Evans | Kris Lowden |
| Lana N Melton | Lucy Seary | Kevin Kirk | Rhonda Dowdy | Debi Walker | Janet L. Wilson | Teal Triolo |
| Mary Catharine Nelson | Regina Brown | Patricia Robertson | Lisa Smallwood | Cynthia Brown | Beverly Shepard | Deborah Decker |
| Leigh Brown | Carol Lynn Perkins | Scott D Farner | Rebecca Meister | Donna Howell | April Enriquez | Suzanne Reagan |
| Beth Wahba | Dianne Ballerini | Ashley Lewis | Maliaka Bass | Candace Hovater | Laura Bailey | Brandy Girouard |
| Mary Williamson | Rachel Anne Garcia | Kirsten Bernasconi Dooley | Lynne Cote | Stephanie Ringgold | Jessica Wheeler | Jodell Swenson |
| Elaine V RODRIGUEZ | Rowena Dufford | Deirdre Phillips | Helen Wiebe | Holly Kolman | James Might | Birgit Pfeffer |
| Kande Franklin | Lis Zimmerman | Ingrid Vazquez | Julia Ellis | Leslie Coyle | Achara Mah | Lorelei Lindenaux-Balazs |
| Janet Holbrook | Sarah Dillon Slavin | Carmen Okeefe | Diane Carroll | Helene Mansheim | Carolyn Burns | Sandra K Martin |
| Stephanie Scott | Janet Zimmerman | Jennifer Hinkle | Elizabeth Bescherer | Stacy Sanders | Maggie Chow | Carla Mattox |
| Jessica Mante | Tamera Seifert | Michele Fifield | Denise Voorhees | Debra N Taylor | Margaret Thomas | Rebecca McVeigh |
| Cindy Ford | Osseni Barnes | Barbara Nelson | Elda Coleman | Melissa Salmon | Kathryn Grochmal | Joetta Steinmetz |
| Emily Hilliard | Brittany Saulsberry | Linda Grover | Penni Askew | Andreya Gomez | Jennifer Moore | Jessica Gronich |
| Heather Bagin | Holly Rosborough | Kayla MacGregor | Sue Komernicky | David Wimmer | Eleanor Brown | Karen Seymour |
| Donita Luchak | Cynthia Jeske | Ruth L. Heinz | Charlene Price | Sharyn Pachnek | Rhonda L REDMAN | Araceli Navarro |
| Laurie Lackyard | Annette Campbell | Mary Lips | Michelle Holmes | Christine Ware | Sachiko Mendell | Gwynn Fuqua |
| Antoinette Traver | Brenda Medel | Whitney W Robertson | Samara Hakim | Beverly Howell | Janine M Bessert | Jess Johnson |
| Amber L Overgard | Janet Henderson | Betty Bodnar | Kathy Kay Hanks | Tim Phillips | Monique Bh | Tammy Buell |
| Tamara P Holmes | Margaret C Herbert | Shawn Marie Eggers | Martha Runnette | Lisane Basquiat | Chase Basolo | Katie Weinkein |
| Nancy Powell | Lisa Jimenez | Laura Wainscott | Kelly LaCroix | Amy Nies | Sharon Fluevog | Janet Gardiner |
| Julia Knoop | Lucille Seidlitz | Jan Mayronne | Virginia Hendricks | Tanya Klett | Elizabeth Kalicharan | Patricia Molai |
| Jennifer Cutright Boom | Stephanie J Friend | Karen Velyk | Jessica Springer | Kara Mayfield | Jessica Baumeister | Laura Y Onaga |
| Nicolette Gabrielse | Kristin Riddervold | Mandi Rosenbeck | Wanda Bell | Maria Carbone | Alexis Bartram | Kimberly Carraway |
| Sally Schmidt | Andrew Buehn | Tina Lee | Cynthia Will | Jill C. Plank | Amanda Schulz | Gayle Allen |
| Adele Fergus-O'Brien | Michaela Dorman | Kelly Muhammad | Sarah Bly | Patricia Butler | San Juana Rodulfo | Donna Krager |
| Ivette Nava | Dana James | Suzanne Holbrook | Kris Griffin | Kayla MacGregor | Melissa Cannon | Rhonda Dowdy |
| Christie Csonka | Christie Csonka | Christine Adelmann | Velona Navalta | Andrea Freas | Susan Risty | Barbara Cook |
| Randy Brookes | Maciej Rumprecht | Sara BALDERRAMA | Sara BALDERRAMA | Jennifer Cunha | Tim Phillips | Mary McElroy |
| Wanda Ramey | Lisa Turner-Maynor | Jennifer Kinsey | Tammy Mickelson | Tammy Mickelson | Karen Yarnell | Stephanie Rice |
| Stephanie Rice | Ying Ying Lee | Ying Ying Lee | Tony Jefferson | Gina Wallette | Heather Callahan | Nancy Southin |
| Bob Druckenmillev | Virginia Ruehrwein | Dr. Alisha Wilkins | Laurie Burgaleta | Jolene Green | Edith Kidd | Mary Jo Willner |
| Angie Brasen | Bonnie S Tylka | Tammie Freitag | David Kretchman | Nansi McKay | Vania Val | Christine Caiati |

# Thank You!

From the Sash Group, Inc. Team



**Nichole MacDonald**

Founder and CEO



**Ana'yah Amani**

Shipping Manager



**Kara Mayfield**

Operations and Customer Service Manager



**Jocelyn MacDonald**

VP Marketing



**Brian Smith**

Advisor

*Brian is the founder of Ugg boots. He brings a lifetime of experience in the retail industry to Sash. His experience growing and selling the Ugg brand mirrors the trajectory of Sash. He is dedicated to helping Sash achieve the same results.*



**Elizabeth Stone**

Co-Founder

*Liz is a Personal Life Coach in private practice for over 11 years. Her clients include entrepreneurs, executives, managers/directors, coaches and artists. She had an extensive background in finance, business, and entrepreneurship.*



**Vidya Dinamani**

Product Advisor

*Vidya has over 18 years of experience specializing in business strategy development and product design. Vidya has coached hundreds of startups, and is a serious angel investor. She is a holder of 7 US patents for software technology.*



**Silvia Mah**

Investment Advisor

*Silvia is a leading advocate for diverse founders to obtain the resources and funding deserving of transformational change; especially around empowering women-owned businesses on a global level. Her mission is to grow transformational startups.*

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
| --- | --- | --- |
| Vidya Dinamani | Founder and Partner @ Product Rebels | 2021 |
| Nichole MacDonald | Leather bag distributors @ Sash | 2012 |
| Brian Hawkins | Retail Consultant - Teacher / educator @ Self-employed | 2014 |
| Silvia Mah | Founder @ Stella Labs | 2021 |
| Brian Smith | Speaker @ Compass Brands, LLC | 2015 |
| Elizabeth Stone | Life Coach @ Liz Stone Coaching | 2021 |

### Officers

| OFFICER | TITLE | JOINED |
| --- | --- | --- |
| Nichole MacDonald | President CEO CFO | 2012 |
| Elizabeth Stone | Secretary | 2021 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
| --- | --- | --- |
| Nichole MacDonald | 510,000 Common Stock | 48.5% |
| Elizabeth Stone | 326,000 Common Stock | 31.0% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY | EXEMPTION |
| --- | --- | --- | --- |
| 02/2013 | $100,000 | Common Stock | Section 4(a)(2) |
| 07/2013 | $195,000 | | Other |
| 12/2014 | $136,031 | | Other |
| 04/2015 | $20,000 | | Other |
| 06/2015 | $161,666 | | Other |
| 07/2015 | $17,518 | | Other |
| 09/2016 | $296,265 | | Other |
| 10/2016 | $28,955 | | Other |
| 02/2019 | $48,000 | | Other |
| 07/2019 | $20,000 | | Other |
| 08/2019 | $185,250 | | Other |
| 10/2019 | | | Other |
| 05/2020 | $65,262 | | Other |
| 05/2020 | $149,900 | | Other |
| 03/2021 | $46,800 | | Other |
| 04/2021 | $400,000 | | Other |
| 08/2021 | $486,906 | | 4(a)(6) |
| 11/2021 | $50,000 | | Other |

*The use of proceeds is to fund general operations.*

### Outstanding Debts

| LENDER | ISSUED | AMOUNT | OUSTANDING | INTEREST | MATURITY | CURREI |
| --- | --- | --- | --- | --- | --- | --- |
| Silvia Mah | 07/16/2013 | $195,000 | $151,250 | 0.0% | 12/31/2023 | Yes |
| Liz Stone | 12/31/2014 | $136,031 | $0 | 10.0% | 05/15/2018 | |
| Ellen Scott Grable | 04/30/2015 | $20,000 | $0 | 10.0% | 02/20/2018 | |
| PayPal | 06/30/2015 | $161,666 | $0 | 12.0% | 05/18/2020 | |
| Square | 07/04/2015 | $17,518 | $0 | 11.0% | 11/30/2016 | |
| Shopify | 09/21/2016 | $296,265 | $0 | 12.0% | 03/11/2020 | |
| Capital One | 10/28/2016 | $28,955 | $1,003 | 0.0% | 10/28/2022 | Yes |
| LoanBuilder | 02/19/2019 | $48,000 | $0 | 12.0% | 09/30/2019 | |
| Karen Van Dyke | 07/01/2019 | $20,000 | $0 | 5.0% | 10/01/2019 | |
| OnDeck | 08/07/2019 | $185,250 | $0 | 12.0% | 01/26/2022 | Yes |
| Nichole MacDonald | 10/01/2019 | | $6,500 | 0.0% | 04/01/2026 | Yes |
| SBA | 05/05/2020 | $65,262 | $0 | 0.0% | 12/31/2020 | |
| SBA | 05/21/2020 | $149,900 | $149,900 | 3.0% | 04/04/2031 | Yes |
| Benworth Capital Partners LLC | 03/03/2021 | $46,800 | $0 | 1.0% | 02/22/2022 | |
| Blackbear Trust | 04/19/2021 | $400,000 | $196,364 | 10.0% | 10/31/2023 | Yes |
| Daintree Capital | 11/22/2021 | $50,000 | $0 | 12.0% | 08/22/2022 | |

### Related Party Transactions

None.

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
| --- | --- | --- | --- |
| Common Stock | 10,000,000 | 1,052,600 | Yes |
| Preferred Stock | 5,000,000 | 0 | No |

| | SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION |
| --- | --- |
| Warrants: | 0 |
| Options: | 0 |

### Risks

**Risks**

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Elizabeth Stone is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Knockoffs are a risk we have taken a lot of precautions to avoid. We signed a licensing agreement with a larger company to produce a lower-end version of the Sash that has us involved and receiving a royalty. Most knockoffs that have popped up have been shut down by our community within days, sometimes hours. There is currently one knockoff on Amazon competing with Sash. We do have a design patent and have sent a cease and desist.

Sash bags are a complicated pattern and difficult to sew. This can make it a challenge to scale as price breaks have not been offered to us for larger production.

We currently have only one manufacturer. This is because every other factory we have worked with could not compete with the price and produce the same quality. This does limit our options if something should happen to our manufacturer.

We currently have a very small team after having to lay several people off during the pandemic year. We will need to recruit some skilled customer service representatives and team members to carry our growth strategy forward.

We have an ongoing federal lawsuit that we have been dismissed from, but our founder is still involved with an upcoming deposition taking place sometime in April, 2021. Having previously been dismissed from the suit, we do not expect it to impact us beyond acquiring legal fees for our founders continued involvement.

Manufacturing delays and shut downs are always our biggest risk. We experienced this in 2020 with the pandemic, but do not expect to experience it again any time soon as our factory has completely recovered.

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any

decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

### Company

Sash Group, Inc.

- California Corporation
- Organized October 2012
- 3 employees

3785 6th Ave
Suite 200
San Diego CA 92103-4316

http://www.thesashbag.com

### Business Description

Refer to the Sash Group, Inc. profile.

### EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

#### Compliance with Prior Annual Reports

Sash Group, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

#### All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.